MardiLyn Saathoff

Chief Governance Officer and

     Corporate Secretary

Tel: 503.220.2410

Fax: 503.721.2451

Toll Free: 1.800.422.4012

e-mail: mys@nwnatural.com

September 18, 2008

Mr. H. Christopher Owings

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N. E.

Washington, D. C. 20549

RE:	Northwest Natural Gas Company
Annual Report on Form 10-K for the Year Ended December 31, 2007
Filed February 29, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 14, 2008
Quarterly Report on Form 10-Q for the Period Ended June 30, 2008
Filed August 6, 2008
File No. 1-15973

Dear Mr. Owings:

Pursuant to my conversation on September 17, 2008 with Ms. Ellie Bavaria, Special Counsel, I am confirming our request for, and Ms. Bavaria’s acceptance of, an extension of time to respond to your comments in the above referenced matter. As discussed, we intend to submit our response not later than October 24, 2008.

Thank you for your consideration in this matter and please feel free to call me at the above number if you have any questions.

Very truly yours,

/s/ MardiLyn Saathoff
MardiLyn Saathoff

cc:	Mark S. Dodson
Gregg S. Kantor